One Plexus Way

Neenah WI 54957

March 8, 2012

VIA EDGAR

Mr. Craig D. Wilson

Sr. Asst. Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC, 20549

RE:	Plexus Corp. Commission File No. 001-14423 Form 10-K for fiscal year ended October 1, 2011

Dear Mr. Wilson:

This letter responds to the comments made by Commission Staff in your letter dated February 24, 2012, addressed to me as Plexus Corp.’s Senior Vice President and Chief Financial Officer, relating to Plexus’ Form 10-K for the fiscal year ended October 1, 2011.

All responses are cross-referenced to the numbered comments in your letter in the order presented. In addition, we have included the text of the comments from your letter. In responding to your letter, we use the terms “we,” “our,” “Plexus,” or “the Company” to refer to Plexus Corp. generally, not specifically to any individuals in particular.

On behalf of Plexus, and as requested in your letter, we acknowledge that:

•	Plexus is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Plexus may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Craig D. Wilson

March 8, 2012

Form 10-K for the Fiscal Year Ended October 1, 2011

Comment 1: Item 3. Legal Proceedings, page 18

“You disclose here and elsewhere in the filing, including in risk factors and Note 12 to your consolidated financial statements, that you were notified in April 2009 by U.S. Customs and Border Protection of its intention to conduct an assessment of your import activities during fiscal 2008. You state that, “During September 2010 the Company reported errors relating to import trade activity from July 2004 to the date of Plexus’ report,” and that you have agreed to implement improved processes and procedures and review such corrective measures with CBP. In your response letter, please describe the “errors relating to import trade activity” referenced in your disclosure. Note that we may have further comments upon reviewing your response.”

Response 1:

Plexus is the subject of a U.S. Customs and Border Protection (“Customs”) focused assessment audit of Plexus’ Customs entries made between July 29, 2004 and July 29, 2009. The focused assessment audit evaluates Plexus’ internal importing procedures and tests certain Plexus transactions for compliance with Customs requirements in four areas selected by Customs: (i) harmonized tariff system classification; (ii) claims for North American Free Trade Agreement (“NAFTA”) eligibility; (iii) reporting and tendering of anti-dumping and countervailing duty claims; and (iv) valuation of imported items. As a result of the focused assessment audit, and consistent with the purpose of the focused assessment audit, we discovered immaterial transactional errors in each of the four focused assessment areas. The errors discovered were disclosed to Customs under the prior disclosure “safe harbor” of 19 U.S.C. §1952.

We have established and maintained an accrual for the estimated liability associated with the identified Customs errors, which was not material to the financial statements. We do not believe that any deficiencies in processes or controls or unanticipated costs, unpaid duties or penalties associated with this matter reflect in a significant way on the Company’s internal controls over financial reporting or will have a material adverse effect on Plexus or the Company’s consolidated financial position, results of operations or cash flows.

Mr. Craig D. Wilson

March 8, 2012

Comment 2: Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; Results of Operations; Income Taxes, page 26

“We note from your income tax and segment disclosures in Notes 6 and 13 on pages 55 and 66, respectively, what appears to be disproportionate relationships among domestic and foreign revenues, pre-tax income and tax rates. The disproportionate magnitude of your non-U.S. revenues to non-U.S. pre-tax earnings and related foreign tax rate effects appear to require expanded MD&A disclosures as to how income tax planning has historically impacted or is reasonably likely to impact future results of operations and financial position. We would expect that disclosure should explain in separate detail the foreign effective income tax rates and their importance in understanding U.S. and non-U.S. contributions to your results of operations and the relationship between the mix of revenue generated in the U.S. and other countries and the U.S. and international components of income before income taxes. Tell us how you considered these matters in your MD&A or what consideration you will give to these matters in future filings. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.”

Response 2:

As we disclosed in the Form 10-K, our effective income tax rate is affected by our mix of earnings among the various jurisdictions in which we operate. In certain jurisdictions our tax rate is significantly less than the applicable statutory tax rate as a result of tax holidays. The jurisdictions from which we currently earn the majority of our foreign income that is subject to these tax holidays and lower tax rates include Malaysia and China. These tax holidays may be extended when certain conditions are met, or terminated if certain conditions are not met. If the tax holidays are not extended, or if we fail to satisfy the conditions for the reduced tax rates, then our effective tax rate would increase in the future. As a result, we include on page 11 in Risk Factors that “Changes in tax laws, and potential tax disputes, could affect our results” and detail out the durations of the various tax holidays.

The Company also discusses in MD&A itself the impact on its effective tax rate of earnings in the jurisdictions in which it conducts operations and believes that it has provided appropriate disclosure regarding this impact. This disclosure includes the discussion under Results of Operations, Income Taxes, where the Company discusses the general effect of the differing jurisdictions in which the sales originate on the Company’s effective tax rate and details and quantifies the effect of the tax holidays in Malaysia and China on its effective tax rate. The Executive Summary of the MD&A also touches on the effect of variances in tax rates.

In addition, in Note 6 – Income Taxes, the Company sets out the effect of the lower income tax rates in foreign jurisdictions in its effective rate calculation and explains the difference as being “primarily due to the effect of pre-tax income in Malaysia and Xiamen, China, where we benefit from reduced effective tax rates due to tax holidays.”

Mr. Craig D. Wilson

March 8, 2012

In light of the Staff’s comment, in future filings, we will expand our MD&A discussions to state that our effective tax rate could fluctuate depending on the geographic distribution of our world-wide earnings. In addition, we will identify the significant jurisdictions from which we earn income that is taxed at lower tax rates and will consolidate this discussion under Results of Operations, Income Taxes.

Comment 3: Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; Disclosure about Critical Accounting Policies; Revenue, page 34

“Your disclosure indicates that net sales from engineering design and development services are typically recognized as costs are incurred utilizing the proportional performance model. Please tell us your considerations of disclosing the assumptions and patterns used to book revenue utilizing the proportional performance model. For example, it is unclear how cost input demonstrates a transfer of services to the customer; how you assess the outputs of the services provided at a point in time in comparison to the total expected outputs; and how you consider the transfer of control of the services occurs throughout the performance period. In your response, tell us how much of your net sales are generated under the proportional performance model compared to the completed performance model for each of the years presented.”

Response 3:

The Company considers the materiality of the different revenue streams when preparing the details of its significant revenue accounting policy disclosure. Net sales from engineering design and development services were less than five percent of total sales in fiscal 2011, 2010 and 2009. As such, the assumptions and patterns used to book revenue utilizing the proportional performance model were not considered critical to our disclosure.

The Company is engaged by customers to perform specified engineering design and development services on their behalf. The pattern in which the service is provided is primarily based on the hours incurred and therefore we believe the service being provided to the customer (output) is consistent with the hours being incurred by the Company (input). For the majority of our customers in which we provide specified engineering design and development services, the Company records revenue based upon hourly rates and hours incurred, consistent with our agreements with such customers. As services are performed, the customer has received the value and therefore revenue is recognized on a proportionate basis over the term of the engagement.

Mr. Craig D. Wilson

March 8, 2012

For the three years presented in our Form 10-K for the fiscal year ended October 1, 2011, the percentage of net sales generated under both the proportional performance model and the completed performance model of our total engineering design and development services, were as follows:

	F11%	F10%	F09%
Proportional performance net sales	76.4	89.2	93.8
Completed performance net sales	23.6	10.8	6.2

The Company acknowledges the Staff’s concern regarding the subject matter and, therefore, in future filings we will insert the following disclosure from Note 1 – Description of Business and Significant Accounting Policies on page 47 in the Disclosure About Critical Accounting Policies: “Net sales from engineering design and development services were less than five percent of total sales in fiscal 2011, 2010 and 2009.” We will also continue our practice of assessing the materiality of the engineering design and development revenue stream and the need for additional explanation of our considerations related to the proportional performance model.

Comment 4: Consolidated Financial Statements; Consolidated Statements of Operations, page 41

“We note your disclosure under your revenue recognition policy on page 34 that you generate revenue from the sales of manufacturing services as well as from the sales of engineering design and development services. We further note your disclosure that one of the recognition criteria of your manufacturing services is that “product” has been shipped. In light of this, as well as the inventory balance maintained on your balance sheet, please tell us your considerations of breaking out net sales and cost of sales between products and services in your statements of operations. Refer to Rule 5-03(b) of Regulation S-X.”

Response 4:

The Company’s net sales and cost of sales are primarily for products from sales of manufacturing services. The Company also generates sales and cost of sales from engineering and design services. Rule 5-03(b) of Regulation S-X requires net sales and the related cost of sales from product and services to be separately reported on the face of the income statement if they exceed 10% of consolidated net sales. Historically, the net sales and the related cost of sales of the Company’s engineering and design services have not exceeded the 10% threshold. As disclosed on page 47 in Note 1 – Description of Business and Significant Accounting Policies, net sales from engineering and design services were less than five percent of total sales in fiscal 2011, 2010, and 2009.

Mr. Craig D. Wilson

March 8, 2012

In future filings, the Company will continue to evaluate the amount of revenue and cost of sales derived from engineering and design services and will report them on the face of the income statement if necessary.

Comment 5: Consolidated Financial Statements; Note 6. Income Taxes, page 55

“Your disclosure on page 58 indicates that you do not provide for taxes that would be payable if undistributed earnings of foreign subsidiaries were remitted because you consider these earnings to be “invested for an indefinite period.” Please tell us how this language equates to the meaning of the disclosure language of “permanent in duration” for investment of foreign funds. Refer to FASB ASC 740-30-50-2c.”

Response 5:

When discussing undistributed earnings in foreign subsidiaries, the Company considers the wording “invested for an indefinite period” synonymous with “permanent in duration” since it is the Company’s intention to permanently reinvest these undistributed earnings outside of the United States. In response to the Staff’s comment, the Company will change the wording in future filings to refer to undistributed earnings in foreign subsidiaries as permanently reinvested.

* * *

We trust that you will find this letter responsive to your comments. Please feel free to contact me at (920) 751-5487, Angelo M. Ninivaggi, Plexus’ General Counsel, at (920) 751-3524, or Kenneth V. Hallett of Quarles & Brady LLP, our outside counsel, at (414) 277-5345, if you have any questions or need further information.

Very truly yours,

PLEXUS CORP.

By:	/s/ Ginger M. Jones
Ginger M. Jones
Senior Vice President and Chief Financial Officer

cc:	Dean A. Foate
Angelo M. Ninivaggi
Kenneth V. Hallett
Patrick Jermain